May 8, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	David Link
	Re:	Spherix Incorporated Preliminary Proxy Statement on Schedule 14A Filed April 5, 2013 File No. 000-05576

Ladies and Gentlemen:

The following responds to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in its comment letter dated May 2, 2013 (the "Comment Letter") relating to the Preliminary Proxy Statement on Schedule 14A filed April 5, 2013 (the "Schedule 14A") by Spherix Incorporated (the “Company”).

The numbers set forth next to each of the responses in this letter correspond to the numbers referenced in the Staff’s comments, as set forth in the Comment Letter.

Cover Page

1.  Please tell us why you do not appear to have paid the filing fee required by Securities Exchange

Act Rules 14a-6(i)(1) and 0-11.

Response:

The Company has paid the filing fee in conjunction with the amending of its Schedule 14A.

Proposal to approve the issuance of an aggregate of (a) 118,483  shares  of  common  stock… , page 3

2.  Please disclose the terms of the Series D Convertible preferred stock as required by Item 11(b) of Schedule 14A.  Also address the effect of the issuance of the merger consideration upon the rights of existing security holders as required by Item 11(d) of Schedule 14A.

Response:

The Company has included disclosure regarding the terms of the Series D Convertible Preferred Stock in the amended Schedule 14A and has addressed the effect of the issuance of the merger consideration upon the rights of existing security holders.

3.  Please provide the disclosure required by Items 13 and 14 of Schedule 14A including, without limitation, the pro-forma financial information required by Rule 3-05 and Article 11 of Regulation S-X.  Refer to Note A to Schedule 14A for guidance.

Response:

The Company has incorporated by reference the information required by Item 13 of Schedule 14A to its Annual Report for the fiscal year ended December 31, 2012.

The Company is not able to file pro forma financial statements or audited financial statements of North South Holdings, Inc. (“North South”) because the Company believes that the assets purchased from North South does not represent an ongoing “business” for accounting purposes.  As a result, neither the historical cost for patenting incurred by prior owners of the portfolio or its balance sheet treatment, nor the North South balance sheet are required or necessary for the Company’s accounting and therefore such information would not be capable of being distilled into any pro forma.

The Company anticipates receiving a fairness opinion at the time of the closing of the merger with North South, however such opinion is not available currently.

Response

Form 8-K

4.  It appears that you filed a Form 8-K on March 7, 2013 which indicated that you issued 229,337 shares of Series C Convertible Preferred Stock in exchange for common stock purchase warrants.  Please amend your Form 8-K to provide the information required in Item 3.02 of the Form 8-K and indicate in that Form 8-K that you have filed an Item 3.02 Form 8-K to report the issuance.  Specifically address the exemption from registration that was claimed for the transaction and briefly state the facts relied upon to make the exemption available.

Response:

The Company has amended the Form 8-K to include the disclosure required in accordance with the Staff’s Comment 4.

***

The Company hereby acknowledges the following:

    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions.

Sincerely,

/s/ Robert L. Clayton

Robert L. Clayton, CFO

cc:

James Baker, Esq.

Tara Guarneri-Ferrara, Esq.